UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Catabasis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14875P 206

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,476,924
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,476,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,924
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,476,924
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,476,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,924
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,933,551
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,933,551

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,933,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Xontogeny, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 543,373
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 543,373

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 543,373
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Catabasis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 100 High Street, 28th Floor, Boston, Massachusetts 02110.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”), Perceptive Xontogeny Venture Fund, L.P. (“Perceptive Xontogeny”) and Xontogeny, LLC (“Xontogeny”, and together with Perceptive Advisors, Mr. Edelman, the Master Fund and Perceptive Xontogeny, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Xontogeny Ventures GP, LLC (“GP”) is the general partner of Perceptive Xontogeny. C2 Ventures, LLC is the manager of Perceptive XV Holdings, LLC (“Holdings”), the manager of Xontogeny. Perceptive Advisors serves as the investment advisor to the Master Fund and Perceptive Xontogeny, and Mr. Edelman is the managing member of Perceptive Advisors, Holdings, and GP. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund, Perceptive Xontogeny and Xontogeny is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation. Perceptive Xontogeny is a Delaware limited partnership. Xontogeny is a Delaware limited liability company.

Schedule A attached hereto sets forth the information regarding the directors of the Master Fund.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c). The source of the funds for acquiring these shares was the working capital of the Master Fund, Perceptive Xontogeny and Xontogeny.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. Fred Callori is a member of the Issuer’s board of directors. Mr. Callori serves as Senior Vice President, Corporate Development at Xontogeny and is a partner in Perceptive Xontogeny.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 20,084,337 outstanding shares of Common Stock, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, and (ii) 3,332,669 shares of Common Stock issued in connection with the Merger (as defined below in Item 6).

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

On January 28, 2021, (i) Xontogeny acquired 543,373 shares of Common Stock and 8,234 shares of the Issuer’s Series X Convertible Preferred Stock (the “Series X Convertible Preferred Stock”), and (ii) Perceptive Xontogeny acquired 1,933,551 shares of Common Stock and 29,303 shares of Series X Convertible Preferred Stock, each in connection with the Merger. The shares of the Issuer were acquired in exchange for all of the shares of Quellis Biosciences, Inc., a Delaware corporation (“Quellis”) held by Xontogeny and Perceptive Xontogeny prior to the Merger. On February 1, 2021, (i) the Master Fund acquired 4,851 shares of Series X Convertible Preferred Stock, and (ii) Perceptive Xontogeny acquired 1,1617 shares of Series X Convertible Preferred Stock, each in connection with the Private Placement (as defined in Item 6 below), at a purchase price of $3,009.53 per share.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger of Quellis and the Issuer

On January 28, 2021, the Issuer acquired Quellis pursuant to an Agreement and Plan of Merger, dated January 28, 2021 (the “Merger Agreement”), by and among the Issuer, Cabo Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“First Merger Sub”), Cabo Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Second Merger Sub”), and Quellis. Pursuant to the Merger Agreement, First Merger Sub merged with and into Quellis, pursuant to which Quellis was the surviving entity and became a wholly owned subsidiary of the Issuer (the “First Merger”). Immediately following the First Merger, Quellis merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (the “Second Merger,” together with the First Merger, the “Merger”). Under the terms of the Merger Agreement, the Issuer issued to the stockholders of Quellis (including Perceptive Xontogeny and Xontogeny) an aggregate of 3,332,669 shares of Common Stock and 50,504 shares of Series X Convertible Preferred Stock.

Series X Convertible Preferred Stock

The terms of the Series X Convertible Preferred Stock are set forth in the Certificate of Designation filed by the Issuer with the Secretary of State of the State of Delaware (the “Certificate of Designation”) on January 28, 2021. Holders of Series X Preferred Stock are entitled to receive dividends on shares of Series X Convertible Preferred Stock equal, on an as-if-converted-to-Common-Stock- basis, and in the same form as dividends actually paid on shares of Common Stock. Subject to approval by the Issuer’s stockholders, the Series X Convertible Preferred Stock is convertible into Common Stock at rate of 1,000 shares of Common Stock for every one share of Series X Convertible Preferred Stock that is converted. Except as otherwise required by law, the Series X Convertible Preferred Stock does not have voting rights. However, as long as any shares of Series X Convertible Preferred Stock are outstanding, the Issuer is obligated not to, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series X Convertible Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series X Convertible Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or bylaws of the Issuer, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series X Convertible Preferred Stock, (ii) issue further shares of Series X Convertible Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series X Convertible Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing. Additionally, the approval of the holders of a majority of the Series X Convertible Preferred Stock is required for certain change of control transactions, provided that this approval right will terminate upon approval by the Issuer’s stockholders of the conversion of the Series X Convertible Preferred Stock.

Following stockholder approval of the conversion, (i) effective as of 5:00 p.m. (New York City time) on the fourth business day after the date on which such stockholder approval is received, each share of Series X Convertible Preferred Stock then outstanding automatically converts into 1,000 shares of Common Stock, and (ii) at any time thereafter at the option of the holder thereof, into 1,000 shares of Common Stock, in the case of each of (i) and (ii) subject to certain beneficial ownership limitations, including that a holder of Series X Convertible Preferred Stock is prohibited from converting shares of Series X Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be initially set at 9.99% and thereafter adjusted by the holder between to a number between 4.99% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

Private Placement

In connection with the Merger, on January 28, 2021, the Master Fund and Perceptive Xontogeny and certain other investors entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer. Pursuant to the Purchase Agreement, the Master Fund and Perceptive Xontogeny acquired the shares of Series X Convertible Preferred Stock set forth in Item 5(c) in a private placement (the “Private Placement”). The Private Placement closed on February 1, 2021.

Registration Rights Agreement

In connection with the Private Placement, the Master Fund and Perceptive Xontogeny entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the SEC within 90 days following the closing of the Private Placement.

The foregoing summaries of the Merger Agreement, the Series X Convertible Preferred Stock, the Purchase Agreement, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Certificate of Designation, the Purchase Agreement, and the Registration Rights Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

Exhibit 2    Agreement and Plan of Merger, dated January 28, 2021, by and among Catabasis Pharmaceuticals, Inc., Cabo Merger Sub, I, Inc., Cabo Merger Sub II, LLC and Quellis Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 29, 2021)

Exhibit 3    Certificate of Designations of Series X Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on January 29, 2021)

Exhibit 4    Stock Purchase Agreement, dated as of January 28, 2021, by and among Catabasis Pharmaceuticals, Inc. and each purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on January 29, 2021)

Exhibit 5    Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on January 29, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By:	Perceptive Xontogeny Ventures GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

XONTOGENY, LLC

By:	C2 Ventures, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director, officer, and general partner of the Reporting Persons (to the extent not set forth in Item 2).

Master Fund
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None
Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None
James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None

Xontogeny, LLC
Christopher Garabedian	Chairman and Chief Executive Officer	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None
Perceptive XV Holdings, LLC	Manager	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None
C2 Ventures, LLC	Manager	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None

Perceptive Xontogeny Venture Fund, L.P.
Perceptive Xontogeny Ventures GP, LLC	General Partner	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None